Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:

IR Contact

Agency PR Contact

Internal PR Contact

Erik Knettel

Kristie Heins

Roy Essex

The Global Consulting Group

Ruder-Finn, Inc.

AudioCodes

212.807.5057

312.329.3985

408.577.0488

erik.knettel@tfn.com

heinsk@ruderfinn.com

ressex@audiocodes.com

AudioCodes Announces Acquisition of UAS Product Group from Nortel Networks

AudioCodes to acquire selected assets from Nortel Networks and serve as its exclusive supplier for Universal Audio Server for three years

Yehud, Israel – April 7, 2003 – AudioCodes Ltd. (NASDAQ: AUDC), a leading provider of Voice over Packet (VoP) technologies and systems, announced today that it has entered into an agreement with Nortel Networks*  (NYSE: NT) to acquire selected assets and serve as an exclusive supplier to Nortel Networks for the Universal Audio Server (“UAS”), a product integrated into Nortel Networks Carrier Succession solution*, for a period of three years.

The UAS product provides enhanced conferencing, multi-language announcement functionality, and other regulatory media server applications for voice over packet networks. AudioCodes will leverage the UAS product and technology to further enhance its Media Server product line and to expand the sales of these products and Media Gateway products to additional Network Equipment Providers (NEPs) and OEMs.

The completion of the transactions contemplated by this agreement, currently scheduled for the end of April, 2003, continues to position AudioCodes as a leader in enabling the new voice infrastructure. As part of the terms of the agreement, the research and development and support employees of Nortel Networks dedicated to the UAS business, consisting of approximately 20 people, will transfer to AudioCodes’ US subsidiary, AudioCodes Inc., and AudioCodes Inc. will acquire certain assets related to the development and support of the Universal Audio Server product line.  In addition, Nortel Networks will grant to AudioCodes Ltd. a license to Nortel Networks technology used in the UAS business. The parties will enter into a development agreement in relation to future platforms, under which AudioCodes will develop additional functionality, which will further enhance its IPmedia™ 2000 Media Server platform based on UAS licensed software.

The consideration for the transaction consists of an upfront payment of $2 million, the payment of $2 million on the 6-month anniversary of the closing and $1.5 million on the 12-month anniversary of the closing. In addition, AudioCodes will pay up to $12.5 million based on net orders for UAS products placed by Nortel Networks over an 18-month period following the closing of the transaction. AudioCodes will also pay $1 million upon Nortel Networks completing the integration of the IPmedia 2000 into Succession.

Additionally, the transaction includes a Master OEM supply agreement covering a range of additional AudioCodes’ products including the IPmedia 2000 Media server and the Mediant™ 2000 Media Gateway. Both products are expected to be rolled into various Nortel Networks voice over packet solutions.

 “We look forward to strengthening our already close relationship with Nortel Networks, one of the industry’s leading telecommunications providers,” said Shabtai Adlersberg, President and CEO of AudioCodes. “We anticipate this transaction and the subsequent sales of system products to Nortel Networks will establish AudioCodes as a leading equipment provider in the voice over packet market, and that it will further promote AudioCodes’ systems business and partnerships with other leading telecommunications NEPs.”

AudioCodes’ media server and media gateway platforms benefit its target customer base of NEPs and OEMs by accelerating and enhancing their packet-based network solutions in wireline, wireless, cable, enterprise and IP Centrex markets around the globe.   More information on the current UAS product can be found at http://www.nortelnetworks.com

Shabtai Adlersberg, Mike Lilo and Ben Rabinowitz of AudioCodes, will discuss the matters referenced herein in a conference call this Tuesday morning (April 8, 2003) at 9:00 a.m. (EDT). Those who wish to listen to the call live over the web may do so by going to the following site: http://www.audiocodes.com/html/invest_message.shtml.

About AudioCodes

Founded in 1993, AudioCodes Ltd. (NASDAQ: AUDC) enables the new voice infrastructure by providing network equipment providers and system integrators with innovative, reliable and cost-effective voice over packet media gateway and media processing technology and systems solutions. The company is a market leader in voice compression technology and the key originator of the ITU G.723.1 standard for the emerging Voice over IP market. AudioCodes' has built on its market leading core technology expertise to develop enabling technology products and a carrier-grade product line that continues to facilitate the evolving demands of the new wireline, wireless and cable communications infrastructure. AudioCodes products include its highly flexible, scalable, and leading edge media gateway systems, VoIP communication boards, VoIP media gateway modules, VoP chip processors, and analog media gateways for access and enterprise solutions.  AudioCodes customers include the leading global telecom and datacom network equipment providers. AudioCodes' international headquarters and R&D facilities are located in Israel, with U.S. headquarters in San Jose, California. For more information on AudioCodes, visit http://www.audiocodes.com.

*Succession and Nortel Networks are trademarks of Nortel Networks.

AudioCodes, AC, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant and IPmedia are trademarks or registered trademarks of AudioCodes Limited.  All other products or trademarks are property of their respective owners.

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